Exhibit 99.1

CureVac Announces Appointment of Dr. Malte Greune as Chief Operating Officer and Transition of Dr. Florian von der Mülbe to Lead Accelerated Development of The RNA Printer®

TÜBINGEN, Germany / BOSTON, USA – June 30, 2021 – CureVac N.V. (Nasdaq: CVAC), a global clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the appointment of Dr. Malte Greune as Chief Operating Officer (COO) effective July 1, 2021. In this position, he will strengthen the company’s Management Board and will head, among others, CureVac’s clinical and commercial manufacturing activities. Dr. Greune joins CureVac with extensive experience in the global pharmaceutical industry, including manufacturing of vaccines and fill & finish of biologics.

CureVac also announced that Dr. Florian von der Mülbe, co-founder and Chief Production Officer, will now focus his extensive production expertise exclusively on the expansion and accelerated development of The RNA Printer®, CureVac’s solution for mobile, autonomous and fully automated manufacturing of GMP-grade RNA vaccines and therapeutics. To drive this key strategic project forward, which requires building its own operational infrastructure, Dr. von der Mülbe will resign from the Management Board of CureVac N.V. Dr. Greune will assume Dr. von der Mülbe’s position on the Management Board.

“On behalf of the Supervisory Board I would like to welcome Dr. Greune to the Management Board. Dr. Greune is a recognized expert in the global pharmaceutical industry with many years of experience in various management positions. His appointment is a great asset for CureVac as the company continues to grow, further expanding its one-stop shop strategy for RNA-based vaccines and therapeutics with strong manufacturing capabilities,” said Jean Stéphenne, Chairman of the Supervisory Board of CureVac. “I would like to thank Dr. von der Mülbe for his service on the CureVac Management Board. As a co-founder of CureVac, he has played a key role in building the company and establishing its strong manufacturing expertise that he will now transition to ensure The RNA Printer® becomes another key growth driver for the company.”

Dr. Greune joins CureVac from Sanofi Aventis Deutschland GmbH where he held various management positions for almost ten years. As General Manager and Vice President Cartridges, Devices & Insulin Technology Group he was responsible for several manufacturing sites in Frankfurt. Under his leadership, six isolator filling lines for insulins, oncology drugs and biologics were set up including one for a COVID-19 vaccine. Prior to his position as Head of Diabetes, Oncology and Devices at Sanofi, he worked as Senior Vice President of Animal Health Manufacturing for the Merck Manufacturing Division, USA, where he led an international network of 28 sites – including 18 integrated vaccine sites. Furthermore, he held various leadership roles at the pharmaceutical companies Schering-Plough and Intervet International B.V. Dr. Greune started his career at Hoechst AG in Corporate Planning. Dr. Greune received his Ph.D. in Economics from the University of Cologne, Germany, graduated from the University of Trier, Germany, and completed a Master of Business Administration at Clark University in Worcester, USA.

“Dr. Greune has a broad range of expertise in the international pharmaceutical sector which will benefit CureVac’s growth even further,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “We are confident that his outstanding experience will support us in accelerating our development from a science-driven to a commercial pharmaceutical company. I would like to thank Dr. Florian von der Mülbe for combining founder´s mindset with a growing commercialized company which he will continue to provide by the accelerated development of The RNA Printer®.”

“Strong manufacturing capabilities represent an important part of our corporate strategy and I am proud of what we have built-up together in this area over the last 21 years,” said Dr. Florian von der Mülbe. “I am happy that Dr. Greune is taking over to further develop our manufacturing capabilities and I am looking forward to using all my strength and expertise to rapidly drive forward The RNA Printer® as an accelerator of the RNA-field.”

“It is a great pleasure to join CureVac at such an exciting phase of corporate transformation that centers on a diversified RNA-based product pipeline across different indications,” added Dr. Malte Greune. “This technology is just starting to change today’s medicine. I am looking forward to taking on this important task with the goal of bringing multiple mRNA drugs to market which may improve human health worldwide.”

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.